Exhibit 99.1

PINTEC ANNOUNCES FOURTH QUARTER AND FULL YEAR 2018

UNAUDITED FINANCIAL RESULTS

BEIJING, Mar. 20, 2018 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•                  Total revenues were RMB226.0 million (US$32.9 million), compared to the total revenue of RMB222.6 million in the same period of 2017.

•                  Gross profit increased by 66.9% year over year to RMB135.5 million (US$19.7 million). Gross margin expanded to 60.0% from 36.5% in the same period of 2017.

•                  Net loss was RMB8.4 million (US$1.2 million) compared to RMB9.3 million in the same period of 2017.

•                  Adjusted net income1 was RMB91.1 million (US$13.3 million) compared to an adjusted net loss of RMB1.6 million in the same period of 2017.

•                  Total balance of financing receivables and total balance of funding debts declined to RMB753.4 million (US$109.6 million) and RMB701.5 million (US$102.0 million), respectively, as of December 31, 2018, from RMB1,684.8 million and RMB1,690.6 million, respectively, compared to December 31,2017, as the Company shifted its business focus towards providing technology services away from on-book  installment loan services.

Full Year 2018 Financial Highlights

•                  Total revenues grew by 85.1% to RMB1,052.6 million (US$153.1 million) from RMB568.7 million in the full year of 2017.

•                  Gross profit increased by 153.4% to RMB497.5 million (US$72.4 million). Gross margin expanded to 47.3% from 34.5% in the full year of 2017.

•                  Net income was RMB7.4 million (US$1.1 million) compared to a net loss of RMB84.9 million in the full year of 2017.

•                  Adjusted net income1 was RMB138.6 million (US$20.2 million) compared to an adjusted net loss of RMB53.8 million in the full year of 2017.

1  Adjusted net income/(loss) is a non-GAAP financial measure, representing net income/(loss) before share-based compensation expenses. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Fourth Quarter 2018 and full year 2018 Operating Highlights

•                  Total loans facilitated were RMB3.2 billion (US$ 458.8 million) in the fourth quarter of 2018, a decrease of 38% from the same period of 2017, as the Company shifted its business focus towards providing technology services.

•                  Total loans facilitated were RMB14.7 billion (US$ 2.1 billion) in 2018, a decrease of 4% from 2017. Loan outstanding balance was RMB5.8 billion (US$ 844.0 million) as of December 31, 2018, a decrease of 1% from December 31, 2017.

•                  Delinquency

The following table provides delinquency rates for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2016	0.47%	0.76%	0.63%
December 31, 2017	1.11%	1.02%	0.74%
September 30, 2018	1.37%	2.44%	2.41%
December 31, 2018	1.27%	2.35%	2.33%

Mr. Wei Wei, Chief Executive Officer of PINTEC, commented, “During the fourth quarter of 2018, we continued to expand our technical services, provide a full suite of value-added solutions to our customers, solidify our market position as a partner of choice for financial institutions in China, and actively explore new opportunities internationally. Going forward, we plan to further enhance our technical services, provide installment solutions to more business partners, advance our robo-advisory and insurance product offerings, and invest in our international expansion. We are confident that our transformation to becoming a technology service provider will help generate sustainable and profitable growth for the long run.”

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “We kept our total revenues steady while improving our products level margin and profitability on a non-GAAP adjust net income basis during the fourth quarter and full year of 2018. As we transition our business focus towards providing technology services away from on-book installment loan services, our balance sheet has strengthened and our credit risks have reduced. Our total balances of financing receivables as well as funding debts declined substantially on a year-over-year basis, while our loan quality remained high and our need for provision for credit loss reduced. More importantly, our revenues from technical service fees increased, thus offsetting the revenue decline in our installment service fees in this quarter. As we leverage our improved economies of scale and shift our business mix towards higher-margin personal and business installment loan solutions, our non-GAAP net income increased, improving our profitability. Going forward, we plan to continue our business transformation, strengthen our balance sheet further, and improve our long-term profitability.”

Fourth Quarter 2018 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2018 was RMB226.0 million (US$32.9 million), compared to the total revenue of RMB222.6 million in the same period of 2017.

•                  Revenues from technical service fees increased by 11.0% to RMB172.5 million (US$25.1 million) in the fourth quarter of 2018 from RMB155.4 million in the same period of 2017,primarily due to the  increased revenue contribution from financial and institutional partners as the Company established new cooperation with some financial partners during 2018.

•                  Revenues from installment service fees in the fourth quarter of 2018 decreased by 25.9% to RMB49.0 million (US$7.1 million) from RMB66.1 million in the same period of 2017. This decrease was mainly attributable to a significant decline in the Company’s outstanding balance of POS loans as it engaged more financial partners who provided funds directly to end users.

•                  Revenues from wealth management service fees and others in the fourth quarter of 2018 increased by 306.9% to RMB4.6 million (US$0.7 million) from RMB1.1 million in the same period of 2017. Revenue decreases in wealth management services were offset by revenue increases in insurance management services during the fourth quarter of 2018.

Cost of Revenues

Cost of revenues decreased by 36.0% in the fourth quarter of 2018 to RMB90.5 million (US$13.2 million) from RMB141.3 million in the same period of 2017, primarily due to the Company recorded a significant decline in provision for credit losses due to the significant decline in the outstanding balance of financing receivables, which resulted in a reversal of provision for credit losses.

Gross Profit

Gross profit in the fourth quarter of 2018 increased by 66.8% to RMB135.5 million (US$19.7 million) from RMB81.3 million in the same period of 2017. Gross margin in the fourth quarter of 2018 expanded to 60.0% from 36.5% in the same period of 2017. These increases were mostly driven by three factors: (i) improved economies of scale; (ii) greater revenue contributions from higher margin personal and business installment loan solutions versus lower-margin POS installment loan solutions; and (iii) the reversal of provision for credit loss during the fourth quarter of 2018.

Operating Expenses

Total operating expenses in the fourth quarter were RMB218.9 (US$31.8 million), compared to RMB69.6 million in the same period of 2017.

•                  Sales and marketing expenses in the fourth quarter of 2018 increased by 35.6% to RMB30.0 million (US$4.4 million) from RMB22.1 million in the same period of 2017, primarily driven by the increase in share-based compensation expenses and advertising and promotion expenses.

•                  General and administrative expenses in the fourth quarter of 2018 were RMB153.4 million (US$22.3 million), compared to RMB28.8 million in the same period of 2017. The increase was primarily due to: (i) RMB76.9 million (US$11.2 million) of share-based compensation expenses related to options for which the vesting conditions had been met and the performance target of IPO was achieved in 2018; and (ii) higher bad debt expenses due to  the growth of  accounts receivable generated from uncollected technical service fees .

•                  Research and development expenses were RMB35.5 million (US$5.2 million) in the fourth quarter of 2018, compared to RMB18.7 million in the same period of 2017. The increase was primarily due to the growth in research and development headcount and related share-based compensation expenses as the Company further enhanced its capabilities in big data and risk management technologies.

Operating Profit / Loss

Operating loss was RMB83.4 million (US$12.1 million) in the fourth quarter of 2018, compared to an operating profit of RMB11.6 million in the same period of 2017, primarily as a result of increased operating expenses.

Income tax expense

Income tax benefits in the fourth quarter of 2018 was RMB54.2 million compared to income tax expense RMB9.7 million in the same period of 2017. The year-over-year decrease was primarily due to the company assessed the deferred tax assets are more likely than not to be utilized in the future as  the Company  cumulatively achieved pre-tax profit for 2017 and 2018 and expected continue to achieve pre-tax profit for 2019. Therefore, the previously recognized valuation allowance  was reversed as income tax benefit.

Net Income / Loss

Net loss in the fourth quarter of 2018 was RMB8.4 million (US$1.2 million), compared to RMB9.3 million in the same period of 2017. Adjusted net income in the fourth quarter of 2018 was RMB91.1million (US$13.3 million), compared to an adjusted net loss of RMB1.6 million in the same period of 2017.

Loss per Share

Basic and diluted loss per share was RMB0.08 (US$0.01) in the fourth quarter of 2018, which represents the equivalent of RMB0.59 (US$0.09) per American Depositary Share (“ADS”). Each ADS represents 7 ordinary shares.

Balance Sheet

As of December 31, 2018, the Company had combined cash, cash equivalents and restricted cash of RMB710.0 million (US$103.3 million) compared to RMB375.9 million as of December 31, 2017.

As of December 31, 2018, the Company’s total net financing receivables, including short-term and long-term, had declined to RMB753.4 million (US$109.6 million) from RMB1,684.8 million at the end of 2017. Meanwhile, the Company’s total balance of funding debts had decreased to RMB701.5million (US$102.0 million) from RMB1,690.6 million one year earlier. These declines were mostly driven by the Company’s shifting its business focus towards providing technology services away from on-book installment loan services.

Full Year 2018 Financial Results

Total Revenues

Total revenues in the full year of 2018 increased by 85.1% to RMB1,052.6 million (US$153.1 million) from RMB568.7 million in the full year of 2017.

•                  Revenues from technical service fees increased by 75.6% to RMB746.8 million (US$108.6 million) in the full year of 2018 from RMB425.3 million in the full year of 2017. The growth was primarily attributable to the significant increase in monthly service fees as a result of the growth in the Company’s outstanding balance of personal installment loans and expansion of cooperation with financial and institutional partners.

•                  Revenues from installment service fees in the full year of 2018 increased by 108% to RMB291.1 million (US$42.3 million) from RMB139.9 million in the full year of 2017. The growth was driven by an increase in the on-book installment loan volume with their improved fee arrangements, as well as a transition to developing installment loans with higher margins and longer durations. The growth of revenues from installment service fees in the full year of 2018 was partially offset by its decline in the fourth quarter of 2018 when the Company’s on-book outstanding balance of POS loans dropped significantly as a result of the Company’s efforts to engage financial partners who provided funds directly to end users.

•                  Revenues from wealth management service fees and others in the full year of 2018 increased by 317.1% to RMB14.8 million (US$2.2 million) from RMB3.5 million in the full year of 2017. The increase was primarily attributable to the development and expansion of the Company’s wealth management services and insurance management service.

Cost of Revenues

Cost of revenues increased by 49.1% in the full year of 2018 to RMB555.1 million (US$80.7 million) from RMB372.4 million in the full year of 2017. As a percentage of total revenues, cost of revenues decreased to 52.7% in the full year of 2018 from 65.5% in the full year of 2017. The reduction was primarily due to a 39.3% decrease in the provision for credit losses to RMB70.4 million (US$10.2 million) in the full year of 2018 from RMB115.9 million in the full year of 2017 mainly as a result of a reversal of provision for credit losses amounted to RMB12.8 million due to the decrease of financing receivables.

Gross Profit

Gross profit in the full year of 2018 increased by 153.4% to RMB497.5 million (US$72.4 million) from RMB196.3 million in the full year of 2017. Gross margin in the full year of 2018 expanded to 47.3% from 34.5% in the full year of 2017.

Operating Expenses

Total operating expenses in the full year were RMB507.6 (US$73.8 million) compared to RMB249.9 million in the full year of 2017.

Sales and marketing expenses in the full year of 2018 were to RMB99.7 million (US$14.5 million) compared to RMB72.1 million in the full year of 2017. As a percentage of total revenues, sales and marketing expenses decreased to 9.5% in the full year of 2018 from 12.7% in the full year of 2017. The decrease was primarily attributable to improvements in the Company’s marketing process and marketing efficiency.

General and administrative expenses in the full year of 2018 increased to RMB313.0 million (US$45.5 million) from RMB106.3 million in the full year of 2017. The increase was primarily due to the Company incurred RMB 102million (US$14.8million) of share-based compensation expenses in relation to options for which the service condition had been met and the performance target of IPO is achieved in 2018.  In addition, the increase was also due to higher bad debt expenses related to the growth of accounts receivable generated from uncollected technical service fees.

Research and development expenses increased by 32.8% to RMB95.0 million (US$13.8 million) in the full year of 2018 from RMB71.5 million in the full year of 2017. The increase was primarily due to the growth in research and development headcount and related share-based compensation expenses as the Company further enhanced its capabilities in big data and risk management technologies. As a percentage of total revenues, research and development expenses decreased to 9.0% in the full year of 2018 from 12.6% in the full year of 2017.

Operating Profit / Loss

Operating loss in the full year of 2018 narrowed to RMB10.1 million (US$1.5 million) from RMB53.6 million in the full year of 2017.

Net Income/Loss

Net income in the full year of 2018 was RMB7.4 million (US$1.1 million) compared to a net loss RMB84.9 million in the full year of 2017. Adjusted net income in the full year of 2018 was RMB138.6 million (US$20.2 million) compared to an adjusted net loss RMB53.8 million in the full year of 2017.

Loss per Share

Pro forma basic and diluted loss per share was RMB0.67 (US$0.10) in the full year of 2018, which represents the equivalent of RMB4.67 (US$0.68) per American Depositary Share (“ADS”).

Recent Development

In March 2019, the Company entered into an agreement to acquire Infrarisk Pty Limited (“Infrarisk”), an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process, for an aggregate purchase price up to US$3.8 million in the form of newly issued PINTEC ordinary shares. Infrarisk currently operates in Europe and Southeast Asia while serving Toyota Finance Australia Limited as well as a number of local banks in Australia. The acquisition is an integral part of PINTEC’s ongoing efforts to expand its business internationally.

In March 2019, PINTEC entered into an agreement  to acquire the entire equity interest in Ganzhou Jimu Small Loan Co., Ltd., a licensed small loan company, for a total consideration of RMB230 million. With its license to operate small loan businesses, the acquisition is expected to enable PINTEC to carry out pilot financial services that will complement its existing services offerings. The addition of small loan services to the Company’s service scope will also allow PINTEC to further enhance its data collection capabilities and provide its partners and customers with more robust financial solutions going forward.

Conference Call Information

PINTEC’s management will hold a conference call on Wednesday, March 20, 2019 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
China:	400-620-8038
Hong Kong Toll Free:	800-906-601
Conference ID:	8592446

The replay will be accessible through March 28, 2019 by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	8592446

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.pintec.com/.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S.GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8875 to US$1.00, the noon buying rate in effect on December 31, 2018, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail:ir@pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: pintec@icrinc.com

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2017	December 31, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	370,891	457,442	66,532
Restricted time deposits	5,000	252,599	36,739
Short-term investments	2,000	—	—
Short-term financing receivables, net	1,506,179	734,475	106,825
Accrued interest receivable, net	7,637	11,052	1,607
Accounts receivable, net	36,556	47,652	6,931
Prepayments and other current assets	68,903	261,567	38,043
Amounts due from related parties	229,026	472,926	68,784
Total current assets	2,226,192	2,237,713	325,461
Non-current assets:
Long-term financing receivables, net	178,627	18,882	2,746
Long-term investments	6,439	58,038	8,441
Deferred tax assets	—	36,901	5,367
Property, equipment and software, net	6,647	7,806	1,135
Intangible assets, net	7,212	5,423	789
Goodwill	25,680	25,680	3,735
Total non-current assets	224,605	152,730	22,213
TOTAL ASSETS	2,450,797	2,390,443	347,674
LIABILITIES
Current liabilities:
Short-term funding debts	1,220,884	679,957	98,896
Accrued interest payable	7,174	15,021	2,185
Accounts payable	43,043	38,850	5,648
Amounts due to related parties	375,369	95,442	13,881
Tax payable	22,386	57,081	8,302
Short-term borrowings	—	220,000	31,998
Convertible loans	242,273	—	—
Guarantee liabilities	—	15,537	2,260
Accrued expenses and other liabilities	112,189	175,853	25,577
Total current liabilities	2,023,318	1,297,741	188,747
Non-current liabilities:
Long-term funding debts	469,733	21,498	3,127
Other non-current liabilities	8,821	8,748	1,272
Amounts due to related parties	11,120	—	—
Total non-current liabilities	489,674	30,246	4,399
TOTAL LIABILITIES	2,512,992	1,327,387	193,146
INVESTED DEFICIT/SHAREHOLDERS’ EQUITY:
Parent company’s investment deficit	(62,195)	—	—
Post-IPO Class A Ordinary Shares		185	27
Post-IPO Class B Ordinary Shares		43	6
Additional paid-in capital	—	1,896,994	275,906
Statutory reserves	—	1,739	253
Accumulated other comprehensive income	—	31,014	4,511
Accumulated deficit	—	(867,519)	(126,175)
TOTAL INVESTED DEFICIT/SHAREHOLDERS’ EQUITY	(62,195)	1,062,456	154,528
TOTAL LIABILITIES, INVESTED DEFICIT/SHAREHOLDERS’ EQUITY	2,450,797	2,390,0443	347,674

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (loss)/income

	For the Three Months Ended			For the Year Ended
(In thousands, except for share and per share data)	December 31, 2017	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Technical service fees	155,427	172,477	25,085	425,311	746,768	108,613
Installment service fees	66,051	48,973	7,123	139,862	291,077	42,335
Wealth management service fees	1,122	4,565	664	3,547	14,796	2,152
Total revenues	222,600	226,015	32,872	568,720	1,052,641	153,100
Cost of revenues:
Funding cost	(33,223)	(35,891)	(5,220)	(78,831)	(161,384)	(23,472)
Provision for credit losses	(48,131)	12,775	1,858	(115,920)	(70,411)	(10,241)
Origination and servicing cost	(59,987)	(67,359)	(9,797)	(177,662)	(323,342)	(47,028)
Cost of revenues	(141,341)	(90,475)	(13,159)	(372,413)	(555,137)	(80,741)
Gross profit	81,259	135,540	19,713	196,307	497,504	72,359
Operating expenses:
Sales and marketing expenses	(22,124)	(30,001)	(4,363)	(72,076)	(99,671)	(14,496)
General and administrative expenses	(28,843)	(153,388)	(22,309)	(106,323)	(312,979)	(45,521)
Research and development expenses	(18,670)	(35,523)	(5,167)	(71,517)	(94,989)	(13,816)
Total operating expenses	(69,637)	(218,912)	(31,839)	(249,916)	(507,639)	(73,833)
Operating (loss)/profit	11,622	(83,372)	(12,126)	(53,609)	(10,135)	(1,474)

Change in fair value of convertible loans	(7,042)	—	—	(7,042)	(9,553)	(1,389)
Share of loss from equity method investments	(2,455)	(918)	(134)	(2,455)	(2,967)	(432)
Impairment from long-term investments	(2,000)	—	—	(2,000)	—	—
Other (loss)/income, net	213	10,427	1,517	(1,238)	14,317	2,082
Gain on guarantee liabilities	—	11,262	1,638	—	21,397	3,112
(Loss)/income before income tax expense	338	(62,601)	(9,105)	(66,344)	13,059	1,899
Income tax (expense)/benefit	(9,675)	54,192	7,883	(18,516)	(5,709)	(831)
Net (loss)/income	(9,337)	(8,409)	(1,222)	(84,860)	7,350	1,068
Pre-IPO Preferred shares redemption value accretion	(11,175)	(9,393)	(1,366)	(45,493)	(76,770)	(11,166)
Net loss attributable to ordinary share holders	(20,512)	(17,802)	(2,588)	(130,353)	(69,420)	(10,098)
Net (loss)/income	(9,337)	(8,409)	(1,222)	(84,860)	7,350	1,068
Other comprehensive (loss)/income:
Foreign currency translation adjustments net of nil tax	730	(4,968)	(723)	841	30,173	4,388
Total other comprehensive (loss)/ income	730	(4,968)	(723)	841	30,173	4,388
Total comprehensive (loss)/income	(8,607)	(13,377)	(1,945)	(84,019)	37,523	5,456
Pre-IPO Preferred shares redemption value accretion	(11,175)	(9,393)	(1,366)	(45,493)	(76,770)	(11,166)
Comprehensive loss attributable to ordinary shareholders	(19,782)	(22,770)	(3,311)	(129,512)	(39,247)	(5,710)

Pro forma net loss per ordinary share(1)
Basic	(0.32)	(0.08)	(0.01)	(2.07)	(0.67)	(0.10)
Diluted	(0.32)	(0.08)	(0.01)	(2.07)	(0.67)	(0.10)
Net loss per ADS
Basic	—	(0.59)	(0.09)	—	(4.67)	(0.68)
Diluted	—	(0.59)	(0.09)	—	(4.67)	(0.68)
Pro forma weighted average ordinary shares outstanding(1)
Basic	64,913,704	212,235,143	212,235,143	62,875,631	103,995,794	103,995,794
Diluted	64,913,704	212,235,143	212,235,143	62,875,631	103,995,794	103,995,794

(1) The Company issued ordinary shares to Jimu Parent ordinary shareholders in connection with the Reorganization in March 2018. Basic and diluted net loss per ordinary share for the three months ended December 31, 2017 and the year ended December 31, 2017 respectively, reflecting the effect of the issuance of ordinary shares to Jimu Parent ordinary shareholders are presented as if they had been existed since January 1, 2016.

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended			For the Year Ended
(In thousands, except for share and per share data)	December 31, 2017	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	USD	RMB	RMB	USD
Net loss	(9,337)	(8,409)	(1,222)	(84,860)	7,350	1,068
Add: Share-based compensation expenses	7,773	99,505	14,472	31,018	131,260	19,091
Adjusted net (loss)/income	(1,564)	91,096	13,250	(53,842)	138,610	20,159

Net loss attributable to ordinary shareholders	(20,512)	(17,802)	(2,588)	(130,353)	(69,420)	(10,098)
Add: Share-based compensation expenses	7,773	99,505	14,472	31,018	131,260	19,091
Adjusted net (loss)/income attributable to ordinary shareholders	(12,739)	81,703	11,884	(99,335)	61,840	8,993
Adjusted net (loss)/income per ordinary share
Basic	(0.20)	0.38	0.06	(1.58)	0.59	0.09
Diluted	(0.20)	0.38	0.06	(1.58)	0.59	0.09
Adjusted net income per ADS
Basic	—	2.69	0.39	—	4.16	0.61
Diluted	—	2.69	0.39	—	4.16	0.61
Weighted average number of ordinary shares outstanding
Basic	64,913,704	212,235,143	212,235,143	62,875,631	103,995,794	103,995,794
Diluted	64,913,704	212,235,143	212,235,143	62,875,631	103,995,794	103,995,794